# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: WaterBridge Infrastructure LLC, CIK 0002064947
CUSIP: 940923105
Title of class of securities: Class A Shares
Address of issuer's principal executive offices: 5555 San Felipe Street, Suite 1200, Houston, Texas (TX), 77056
Date of event which requires filing of this statement: 06/22/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002086161

## Reporting persons
- WBR Holdings LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 13,044,846; sole dispositive power 0; shared dispositive power 13,044,846; aggregate amount beneficially owned 13,044,846 (20.9% of the class)
  Comment: The percent of class set forth in Row 11 reflects the percentage of all outstanding Class A shares representing limited liability company interests ("Class A Shares") as calculated pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Assuming the redemption of all 71,976,138 outstanding limited liability company interests in WBI Operating LLC ("OpCo Units") into Class A Shares, the Reporting Person's beneficial ownership percentage is 10.6%.
- WaterBridge Resources LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 13,044,846; sole dispositive power 0; shared dispositive power 13,044,846; aggregate amount beneficially owned 13,044,846 (20.9% of the class)
  Comment: The percent of class set forth in Row 11 reflects the percentage of all outstanding Class A Shares as calculated pursuant to Rule 13d-3 under the Exchange Act. Assuming the redemption of all 71,976,138 outstanding OpCo Units into Class A Shares, the Reporting Person's beneficial ownership percentage is 10.6%.
- NDB Holdings LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 35,747,578; sole dispositive power 0; shared dispositive power 35,747,578; aggregate amount beneficially owned 35,747,578 (41% of the class)
  Comment: The percent of class set forth in Row 11 reflects the percentage of all outstanding Class A Shares as calculated pursuant to Rule 13d-3 under the Exchange Act. Assuming the redemption of all 71,976,138 outstanding OpCo Units into Class A Shares, the Reporting Person's beneficial ownership percentage is 29.0%.
- WaterBridge NDB LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 35,747,578; sole dispositive power 0; shared dispositive power 35,747,578; aggregate amount beneficially owned 35,747,578 (41% of the class)
  Comment: The percent of class set forth in Row 11 reflects the percentage of all outstanding Class A Shares as calculated pursuant to Rule 13d-3 under the Exchange Act. Assuming the redemption of all 71,976,138 outstanding OpCo Units into Class A Shares, the Reporting Person's beneficial ownership percentage is 29.0%.
- Desert Environmental Holdings LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 4,951,160; sole dispositive power 0; shared dispositive power 4,951,160; aggregate amount beneficially owned 4,951,160 (8.8% of the class)
  Comment: The percent of class set forth in Row 11 reflects the percentage of all outstanding Class A Shares as calculated pursuant to Rule 13d-3 under the Exchange Act. Assuming the redemption of all 71,976,138 outstanding OpCo Units into Class A Shares, the Reporting Person's beneficial ownership percentage is 4.0%.
- Five Point Energy GP I LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 13,044,846; sole dispositive power 0; shared dispositive power 13,044,846; aggregate amount beneficially owned 13,044,846 (20.9% of the class)
  Comment: The percent of class set forth in Row 11 reflects the percentage of all outstanding Class A Shares as calculated pursuant to Rule 13d-3 under the Exchange Act. Assuming the redemption of all 71,976,138 outstanding OpCo Units into Class A Shares, the Reporting Person's beneficial ownership percentage is 10.6%.
- Five Point Energy GP I LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 13,044,846; sole dispositive power 0; shared dispositive power 13,044,846; aggregate amount beneficially owned 13,044,846 (20.9% of the class)
  Comment: The percent of class set forth in Row 11 reflects the percentage of all outstanding Class A Shares as calculated pursuant to Rule 13d-3 under the Exchange Act. Assuming the redemption of all 71,976,138 outstanding OpCo Units into Class A Shares, the Reporting Person's beneficial ownership percentage is 10.6%.
- Five Point Energy GP II LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 35,747,578; sole dispositive power 0; shared dispositive power 35,747,578; aggregate amount beneficially owned 35,747,578 (41% of the class)
  Comment: The percent of class set forth in Row 11 reflects the percentage of all outstanding Class A Shares as calculated pursuant to Rule 13d-3 under the Exchange Act. Assuming the redemption of all 71,976,138 outstanding OpCo Units into Class A Shares, the Reporting Person's beneficial ownership percentage is 29.0%.
- Five Point Energy GP II LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 35,747,578; sole dispositive power 0; shared dispositive power 35,747,578; aggregate amount beneficially owned 35,747,578 (41% of the class)
  Comment: The percent of class set forth in Row 11 reflects the percentage of all outstanding Class A Shares as calculated pursuant to Rule 13d-3 under the Exchange Act. Assuming the redemption of all 71,976,138 outstanding OpCo Units into Class A Shares, the Reporting Person's beneficial ownership percentage is 29.0%.
- Five Point Energy GP III LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 40,698,738; sole dispositive power 0; shared dispositive power 40,698,738; aggregate amount beneficially owned 40,698,738 (44.2% of the class)
  Comment: The percent of class set forth in Row 11 reflects the percentage of all outstanding Class A Shares as calculated pursuant to Rule 13d-3 under the Exchange Act. Assuming the redemption of all 71,976,138 outstanding OpCo Units into Class A Shares, the Reporting Person's beneficial ownership percentage is 33.0%.
- Five Point Energy GP III LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 40,698,738; sole dispositive power 0; shared dispositive power 40,698,738; aggregate amount beneficially owned 40,698,738 (44.2% of the class)
  Comment: The percent of class set forth in Row 11 reflects the percentage of all outstanding Class A Shares as calculated pursuant to Rule 13d-3 under the Exchange Act. Assuming the redemption of all 71,976,138 outstanding OpCo Units into Class A Shares, the Reporting Person's beneficial ownership percentage is 33.0%.
- David Capobianco: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 53,743,584; sole dispositive power 0; shared dispositive power 53,743,584; aggregate amount beneficially owned 53,743,584 (52.1% of the class)
  Comment: The percent of class set forth in Row 11 reflects the percentage of all outstanding Class A Shares as calculated pursuant to Rule 13d-3 under the Exchange Act. Assuming the redemption of all 71,976,138 outstanding OpCo Units into Class A Shares, the Reporting Person's beneficial ownership percentage is 43.5%.

## Item 1. Issuer
Name of issuer: WaterBridge Infrastructure LLC
Address of issuer's principal executive offices: 5555 San Felipe Street, Suite 1200, Houston, Texas 77056

## Item 2. Person Filing
Name of person filing:
Each of the following is hereinafter individually referred to as a "Reporting Person" and collectively as the "Reporting Persons." This statement is filed on behalf of:

WBR Holdings LLC
WaterBridge Resources LLC
NDB Holdings LLC
WaterBridge NDB LLC
Desert Environmental Holdings LLC
Five Point Energy GP I LP
Five Point Energy GP I LLC
Five Point Energy GP II LP
Five Point Energy GP II LLC
Five Point Energy GP III LP
Five Point Energy GP III LLC
David Capobianco
Address of principal business office or, if none, residence: The principal business office address for each of the Reporting Persons is c/o WaterBridge Infrastructure LLC, 5555 San Felipe Street, Suite 1200, Houston, Texas 77056.
Citizenship: Mr. Capobianco is a citizen of the United States. Each of the remaining Reporting Persons is organized under the laws of the State of Delaware.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information contained on the cover pages to this Schedule 13G is incorporated by reference into this Item 4(a).

The ownership information presented herein represents beneficial ownership of Class A Shares as of the date of this filing, based upon 51,480,071 Class A Shares outstanding, which represents 47,016,059 Class A Shares outstanding as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission ("SEC") on May 7, 2026 plus 4,464,012 Class A Shares issued upon redemption of an equal number of Class B shares representing limited liability company interests ("Class B Shares") and limited liability company interests in WBI Operating LLC ("OpCo" and such units, "OpCo Units") as disclosed in the Reporting Persons' Statements of Changes in Beneficial Ownership on Forms 4 filed with the SEC on June 22, 2026.

The beneficial ownership presented herein includes: (i) 1,980,921 Class A Shares and 11,063,925 Class A Shares underlying an equal number of OpCo Units held of record by WBR Holdings LLC ("WBR Holdings"), (ii) 35,747,578 Class A Shares underlying an equal number of OpCo Units held of record by NDB Holdings LLC ("NDB Holdings") and (iii) 4,951,160 Class A Shares underlying an equal number of OpCo Units held of record by Desert Environmental Holdings LLC ("Desert Holdings"). Each OpCo Unit may be redeemed at the request of the holder for either Class A Shares on a one-to-one basis or for a cash payment, as determined by the OpCo LLC Agreement. Upon redemption of OpCo Units, an equal number of Class B Shares will be canceled.

WaterBridge Resources LLC is the managing member of WBR Holdings and is controlled by a board of managers consisting of four members. Funds controlled by Five Point Energy GP I LP ("GP I") have a right to appoint a majority of the members of the board of managers. Five Point Energy GP I LLC ("GP I LLC") is the sole general partner of GP I, and David N. Capobianco is the sole member of GP I LLC. As a result, each of WaterBridge Resources LLC, GP I, GP I LLC and Mr. Capobianco may be deemed to beneficially own the securities held by WBR Holdings. Each such entity and individual disclaims beneficial ownership of such securities.

WaterBridge NDB LLC is the managing member of NDB Holdings and is controlled by a board of managers consisting of four members. Funds controlled by Five Point Energy GP II LP ("GP II") and Five Point Energy GP III LP ("GP III") have a right to appoint a majority of the members of the board of managers. Five Point Energy GP II LLC ("GP II LLC") is the sole general partner of GP II and Five Point Energy GP III LLC ("GP III LLC") is the sole general partner of GP III. David N. Capobianco is the sole member of each of GP II LLC and GP III LLC. As a result, each of GP II, GP III, GP II LLC, GP III LLC and Mr. Capobianco may be deemed to beneficially own the securities held by NDB Holdings. Each such entity and individual disclaims beneficial ownership of such securities.
Desert Holdings is controlled by a board of managers consisting of four members. Funds controlled by GP III have a right to appoint a majority of the members of the board of managers of Desert Holdings. As a result, each of GP III, GP III LLC and Mr. Capobianco may be deemed to beneficially own the securities held by Desert Holdings. Each such entity and individual disclaims beneficial ownership of such securities.
Percent of class: The information contained on the cover pages is incorporated by reference into this Item 4(b).
Sole power to vote or to direct the vote: See Row 5 of each of the cover pages.
Shared power to vote or to direct the vote: See Row 6 of each of the cover pages.
Sole power to dispose or to direct the disposition: See Row 7 of each of the cover pages.
Shared power to dispose or to direct the disposition: See Row 8 of each of the cover pages.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 1: Joint Filing Agreement (incorporated by reference to Exhibit 1 of the Schedule 13G filed by the Reporting Persons on November 14, 2025).

## Signatures
- WBR Holdings LLC: /s/ Scott L. McNeely, Scott L. McNeely, Executive Vice President, Chief Financial Officer (06/26/2026)
- WaterBridge Resources LLC: /s/ Scott L. McNeely, Scott L. McNeely, Executive Vice President, Chief Financial Officer (06/26/2026)
- NDB Holdings LLC: /s/ Scott L. McNeely, Scott L. McNeely, Executive Vice President, Chief Financial Officer (06/26/2026)
- WaterBridge NDB LLC: /s/ Scott L. McNeely, Scott L. McNeely, Executive Vice President, Chief Financial Officer (06/26/2026)
- Desert Environmental Holdings LLC: /s/ Scott L. McNeely, Scott L. McNeely, Executive Vice President, Chief Financial Officer (06/26/2026)
- Five Point Energy GP I LP: By: Five Point Energy GP I LLC, its sole GP, By: /s/ David Capobianco, David Capobianco, sole member (06/26/2026)
- Five Point Energy GP I LLC: /s/ David Capobianco, David Capobianco, sole member (06/26/2026)
- Five Point Energy GP II LP: By: Five Point Energy GP II LLC, its sole GP, By: /s/ David Capobianco, David Capobianco, sole member (06/26/2026)
- Five Point Energy GP II LLC: /s/ David Capobianco, David Capobianco, sole member (06/26/2026)
- Five Point Energy GP III LP: By: Five Point Energy GP III LLC, its sole GP, By: /s/ David Capobianco, David Capobianco, sole member (06/26/2026)
- Five Point Energy GP III LLC: /s/ David Capobianco, David Capobianco, sole member (06/26/2026)
- David Capobianco: /s/ David Capobianco, David Capobianco (06/26/2026)